SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 8, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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Mr. Shouwei Zhou Appointed President of CNOOC Limited

(Hong Kong, August 8, 2002) - CNOOC Limited (the "Company", SEHK: 883; NYSE:
CEO) announced today that the Board appointed Mr. Zhou Shouwei, former Executive Vice President of the Company, as the President of CNOOC Limited, effective immediately.

Mr. Zhou Shouwei replaces Mr. Fu Chengyu who is moving to CNOOC Services Limited, a subsidiary of CNOOC, as the Chairman and Chief Executive Officer.

Mr. Zhou, aged 51, was appointed as an Executive Director and Executive Vice President of the Company in September 1999. An experienced veteran in E&P operations and development, he was the President of China Offshore Oil Bohai Corporation. He joined CNOOC in 1982. He is currently also a Vice President of CNOOC Group.

"Shouwei brings a wealth of operational leadership and track record. The Board and I are confident that he will strengthen the Company's ability to meet its ambitious growth target," commented Mr. Wei Liucheng, Chairman and CEO of the Company. "The Board and I are also thankful to Mr. Fu for his excellent service. The Company has shown strong performance under his watch. I have very high regards for his leadership and performance. We are also happy to have an E&P veteran with a successful track record at the helm of CNOOC Services Limited."

Mr. Zhou received a Ph.D. degree from the Southwest China Petroleum Institute.

Mr. Fu will remain as an Executive Director of the Company.

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
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Ms. Anne Lui/ Mr. Henry Chua
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8082
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
         -------------------
         henry.chua@knprhk.com
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


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By:  /s/ Cao Yunshi
                                    --------------------
                                      Name:   Cao Yunshi
                                      Title:  Company Secretary,
                                              General Counsel and
                                              Senior Vice President

Dated: August 8, 2002